Exhibit 99.1

Cellectis Announces Two Oral Presentations and One Poster at the 2016 ASH Annual Meeting

NEW YORK--(BUSINESS WIRE)--November 7, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that abstracts regarding the Company's allogeneic, off-the-shelf, CAR T programs have been accepted for presentation at the 58th American Society of Hematology (ASH) Annual Meeting and Exposition. The meeting will be held December 3-6, 2016 in San Diego.

Oral presentations:

  765 Allogeneic Tcrα/β Deficient CAR T-Cells Targeting CD123 Prolong Overall Survival of AML Patient-Derived Xenografts

  https://ash.confex.com/ash/2016/webprogram/Paper97033.html

Acute Myeloid Leukemia: Novel Therapy, excluding Transplantation
Program: Oral and Poster Abstracts
Type: Oral
Session: 616. Acute Myeloid Leukemia: Novel Therapy, excluding Transplantation: Emerging Immune-Based Therapies for AML
Monday, December 5, 2016: 11:00 AM
San Diego Ballroom AB (Marriott Marquis San Diego Marina)

Monica L. Guzman, PhD1, Mayumi Sugita, MD1*, Hongliang Zong, MD, PhD1*, Nathan Ewing-Crystal1*, Vicenta Trujillo-Alonso1*, Nuria Mencia-Trinchant, PhD1*, Linda Lam1*, Nicole M. Cruz, MD1, Roman Galetto, PhD2*, Agnès Gouble, PhD2*, Duane C Hassane, PhD1, Julianne Smith, PhD2 and Gail J. Roboz3
1Division of Hematology and Medical Oncology, Department of Medicine, Weill Cornell Medical College, New York, NY
2Cellectis SA, Paris, France
3Weill Cornell Medical College, New York, NY

  381 Preclinical Evaluation of Allogeneic Anti-Bcma Chimeric Antigen Receptor T Cells with Safety Switch Domains and Lymphodepletion Resistance for the Treatment of Multiple Myeloma

  https://ash.confex.com/ash/2016/webprogram/Paper90155.html

Myeloma: Pathophysiology and Pre-Clinical Studies, excluding Therapy
Program: Oral and Poster Abstracts
Type: Oral
Session: 652. Myeloma: Pathophysiology and Pre-Clinical Studies, excluding Therapy: Novel Immune Approaches for Myeloma Therapy
Sunday, December 4, 2016: 12:30 PM
Grand Hall B (Manchester Grand Hyatt San Diego)

Bijan Boldajipour, PhD1*, Roman Galetto, PhD2*, Cesar Sommer, PhD1*, Thomas Pertel, PhD1*, Julien Valton, PhD3*, Yoon Park, PhD1*, Annabelle Gariboldi2*, Amy Chen1*, Tao Geng1*, Hong H Dong1*, Gregory R Boucher1*, Thomas J Van Blarcom, PhD1*, Javier Chaparro-Riggers, PhD1*, Arvind Rajpal, PhD1*, Julianne Smith, PhD3, Tracy Kuo, PhD1* and Barbra Sasu, PhD1
1Pfizer Inc., South San Francisco, CA
2Cellectis SA, Paris, France
3Cellectis Inc., New York, NY

Poster presentation:

  4039 Pre-Clinical Studies of Anti-CD123 CAR-T Cells for the Treatment of Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)

  https://ash.confex.com/ash/2016/webprogram/Paper95092.html

Acute Myeloid Leukemia: Novel Therapy, excluding Transplantation
Program: Oral and Poster Abstracts
Session: 616. Acute Myeloid Leukemia: Novel Therapy, excluding Transplantation: Poster III
Monday, December 5, 2016, 6:00 PM-8:00 PM
Hall GH (San Diego Convention Center)

Tianyu Cai, PhD1*, Roman Galetto, PhD2*, Agnès Gouble, PhD2*, Julianne Smith, PhD2, Antonio Cavazos, MS1*, Sergej Konoplev, MD, PhD3, Andrew A. Lane, MD, PhD4, Monica L. Guzman, PhD5, Hagop M. Kantarjian, MD1, Naveen Pemmaraju, MD1 and Marina Konopleva, MD, PhD1
1Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX
2Cellectis SA, Paris, France
3Department of Hematopathology, The University of Texas MD Anderson Cancer Center, Houston, TX
4Dana-Farber Cancer Institute, Boston, MA
5Division of Hematology and Medical Oncology, Department of Medicine, Weill Cornell Medical College, New York, NY

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

In June 2014, Cellectis and Pfizer began collaborating on a joint clinical development program for CAR-T therapies, in the field of oncology, directed at numerous targets selected by Pfizer.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com